SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities and Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-50285

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

First Advantage Corporation

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

First Advantage Corporation

One Progress Plaza, Suite 2400

St. Petersburg, Florida 33701

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of

First Advantage Corporation 401(k) Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the First Advantage Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Tampa, Florida

June 27, 2005

First Advantage Corporation

401(k) Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2004

2004
Assets
Investments, at fair value	$14,194,601
Receivables:
Employer contributions	901,947

Total assets	15,096,548

Liabilities
Excess contributions payable	279,184

Net assets available for benefits	$14,817,364

The accompanying notes are an integral part of these financial statements.

First Advantage Corporation

401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

2004
Additions
Net appreciation in fair value of investments	$1,385,004
Interest and dividend income	283,720

Total investment income	1,668,724

Contributions:
Participant	3,271,680
Rollover	1,208,970
Employer non-cash discretionary profit sharing	901,947

Total contributions	5,382,597

Total additions	7,051,321

Deductions
Benefits paid to participants	(1,212,490)
Refund of excess contributions	(279,184)
Administrative expenses	(3,073)

Total deductions	(1,494,747)

Increase in net assets	5,556,574

Transfer of assets	9,260,790
Net Assets Available for Benefits
Beginning of year	—

End of year	$14,817,364

The accompanying notes are an integral part of these financial statements.

First Advantage Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2004

1.	Description of the Plan

The following description of the First Advantage Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

Effective January 1, 2004, the First Advantage Corporation (the “Company”) created the Plan. Prior to January 1, 2004, employees of the Company were eligible to participate in The First American Corporation 401(k) Savings Plan (the “First American Plan”), which was available to substantially all employees. All employees of the Company who participated in the First American Plan and their related plan assets were transferred into the Plan. A total of 2.0 million shares of First Advantage Class A common stock are reserved for issuance in connection with the Plan.

The Plan is a defined contribution profit sharing plan covering employees of adopting employers and subsidiaries greater than 50% owned by the Company. An employee is eligible to participate in the Plan if the employee is at least 21 years of age and has been employed by the Company for at least 30 days. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Upon enrollment in the Plan, a participant may direct contributions in 1% increments to any of eleven investment options, one of which is the option to invest in shares of the Company. Participants may change their investment options daily.

The Company’s trustee and record keeper of the Plan are Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, respectively.

Contributions

Participants classified as non-highly compensated may contribute from 1% to 60% of pretax annual compensation. Participants classified as highly compensated may contribute from 1% to 15% of pretax annual compensation. Contributions are subject to IRS limitations.

Discretionary profit matching amounts may be contributed by the Company at the discretion of the Company’s Board of Directors and are based on the pretax profitability of the Company for the year. Discretionary profit matching contributions were $901,947 for the year ended December 31, 2004. These amounts were paid by issuing the Company’s stock valued as of the closing stock price on the date the contribution was received. Participants may also roll over distributions from other qualified 401(a) plans or Rollover (“Conduit”) Individual Retirement Accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of any Company contributions, and earnings or losses. Allocations of Company contributions are based on participant compensation and participant contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and the Company’s contributions, plus actual earnings thereon.

First Advantage Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2004

Payment of Benefits

The plan allows for participant withdrawals in lump sum upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Participants may also withdraw from their account balances, as defined by the Plan, in the event of financial hardship, which is determined pursuant to the provisions of the Internal Revenue Code (“IRC”); and from any amounts rolled over from a 401(a) plan or Rollover (“Conduit”) Individual Retirement Account.

Loans

Participants may borrow a portion of their account balance pursuant to rules and procedures established by the Plan’s administrative committee. The amount borrowed may not exceed the lesser of 50% of the value of the participant’s account balance or $50,000. Participants may have only one loan outstanding at a time.

Transfers

During 2004, there was a total of $9,260,790 in assets transferred from the First American Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments in mutual funds and common stock are stated at quoted market prices (except for the Money Market Fund, which is recorded at amortized cost which approximates market value). Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded in the participant accounts on the ex-dividend date. Interest income is recognized on an accrual basis as earned.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

First Advantage Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2004

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in circumstances in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

2004
Mutual Funds
Davis NY Venture A	$1,083,741
Fidelity Balanced	1,055,802
Fidelity Low Priced Stock	1,764,095
Fidelity Diversified International	871,762
Fidelity Large-Cap Stock	793,636
Fidelity Retire Money Market	1,357,251
Fidelity US Bond Index	868,138
Common Stock
First American Stock	$3,765,345

First Advantage Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2004

During 2004, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $1,385,004 as follows:

2004
Mutual funds	$626,171
First Advantage Corporation common stock	91,064
The First American Corporation common stock	667,769

$1,385,004

Investment Options

Participant contributions and investment earnings are directed by the Plan participants to the following investment options with the exception of funds “frozen” due to a fund closing:

Money Market Fund

Money market funds invest in U.S. dollar denominated securities, such as bills, notes, bonds and repurchase agreements. More than 25% of the total assets of the fund may be invested in the financial services industry.

Bond Index Fund

Bond funds invest in securities, such as bills, notes, bonds and other direct obligations issued by corporations and the United States Treasury. The bond index fund normally will invest at least 80% of its total assets in bonds included in the Lehman Brothers Aggregate Bond Index. The objective of a bond fund is to provide a higher level of current income than money market funds with minimal fluctuations in principal. The additional objective of the bond index fund is to seek results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index while maintaining similar risk characteristics.

Balanced Fund

Balanced funds invest a majority (generally not less than 60%) of their assets in equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities. Balanced funds may invest in securities of domestic and foreign issuers. The objective of a balanced fund is to seek income and long-term growth of capital.

Large Cap Equity Index Fund

Equity index funds invest primarily in the common stocks that make up a widely recognized unmanaged index of common stocks. In the Plan, the equity index fund invests mainly in the common stocks of the 500 companies that make up the Standard & Poors 500 Index. The fund seeks to approximate the composition and total return of the Standard & Poors 500 Index.

First Advantage Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2004

Large Cap Growth Stock Fund

Large cap growth stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

Large Cap Value Stock Fund

Large cap value stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

Small Cap Growth Stock Fund

Small cap growth stock funds invest primarily in common stocks of companies with small capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalization. While they have potential for significant growth, small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

Small Cap Value Stock Fund

Small cap value stock funds invest primarily in common stocks of companies with small capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations, thereby providing the potential for significant capital appreciation. Small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

International Fund

International funds invest primarily (normally at least 65% of their assets) in foreign securities. Normally, international stock funds invest primarily in common stocks. International funds carry additional risks, including political and economic uncertainties of foreign companies as well as the risk of currency fluctuations. The objective is to seek long-term growth of capital.

Company Stock Fund

This fund invests in the common shares of First Advantage Corporation and such other assets, awaiting investment in the Company’s shares, as the plan trustee considers advisable.

This fund invests in the common shares of The First American Corporation and such other assets, awaiting investment in First American shares, as the plan trustee considers advisable.

4.	Related Party and Party-in-interest Transactions

The Company, which qualifies as a party-in-interest, absorbs certain administrative expenses of the Plan. Such transactions qualify for a statutory exemption. Total expenses paid by the Company were $42,849 for the year ended December 31, 2004.

First Advantage Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2004

The Plan held Company Stock with fair values of $657,709 at December 31, 2004. At December 31, 2004, 32,241 shares of common stock are included in the First Advantage Stock Fund. The Plan made purchases and sales of the First Advantage Corporation Stock Fund during 2004.

The Plan held First American Stock with fair values of $3,765,345 at December 31, 2004. At December 31, 2004, 107,153 shares of common stock are included in the First American Stock Fund. The Plan made purchases and sales of the First American Corporation Stock Fund during 2004.

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be distributed to the participants in accordance with the provisions of ERISA.

6.	Federal Income Tax Status

The Plan has not applied for a determination letter from the Internal Revenue Service. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC section 401, and is, therefore, exempt from federal income taxes.

7.	Excess Contributions Payable

During the year ended December 31, 2004, Excess Contributions in the amount of $279,184 were made to the Plan. On or before December 31, 2005, the distribution of Excess Contributions and applicable investment earnings will be made on the basis of the respective portions of such amounts attributable to each highly compensated participant.

8.	Inactive Accounts

Net assets available for plan benefits as of December 31, 2004, included approximately $2,282,393, representing the vested portion of accounts of participants who have terminated their employment with the Company, for which disbursement of their account balances has not yet been requested.

9.	Concentrations of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan’s investments. Approximately $3.8 million of the net assets available for benefits were held in The First American Corporation stock at December 31, 2004. These assets are exposed to market risk from changes in asset valuations.

First Advantage Corporation

401(k) Savings Plan

EIN: 61-1437565 PN: 32040

Schedule H, Line4i: Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Davis Funds	NY Venture A	$1,083,741
	Vanguard	Explorer Admiral Class	549,593
	Lord Abbett	Small Cap Value Fund Class Y	466,703
*	First Advantage Corporation	32,241 shares of common stock	657,709
*	The First American Corporation	107,153 shares of common stock	3,765,345
*	Fidelity Group	Fidelity Balanced	1,055,802
*	Fidelity Group	Fidelity Low Priced Stock	1,764,095
*	Fidelity Group	Fidelity Diversified International	871,762
*	Fidelity Group	Fidelity Large-Cap Stock	793,636
*	Fidelity Group	Fidelity Retire Money Market	1,357,251
*	Fidelity Group	Fidelity US Bond Index	868,138
*	Fidelity Group	Fidelity Equity Index Pool	651,971
*	Participant loans	Fully amortized with various maturities through October 2014 and interest rates ranging from 5.00 percent to 9.50 percent	308,855

			$14,194,601

*	Denotes party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Advantage Corporation
401(k) Savings Plan

Date: June 28, 2005	By:	/s/ JOHN LAMSON
John Lamson Executive Vice President and Chief Financial Officer